Exhibit 99.1

VersaBank Announces Closing of Public Offering

London, ON/CNW, September 24, 2021 -- VersaBank (“VersaBank” or the “Bank”) today announced the closing of its previously-announced public offering of VersaBank’s common shares. VersaBank issued 5,500,000 shares at a price of US $10.00 per share, the equivalent of CAD $12.80 per share based on the Bank of Canada exchange rate at the time of pricing, for gross proceeds of US $55,000,000.

The offering was conducted through a syndicate of underwriters led by Raymond James & Associates, Inc. as sole bookrunning manager and Keefe, Bruyette & Woods, Inc., as co-manager and includes their respective Canadian broker dealer affiliates.

VersaBank expects that the net proceeds of the offering will be used for general banking purposes and will qualify as Common Equity Tier 1 capital for the Bank.

The Bank has also granted the underwriters an option to purchase up to an additional 825,000 common shares, representing 15% of the number of common shares sold pursuant to the public offering, solely to cover the underwriters’ over-allocation position, if any, and for market stabilization purposes. The option is exercisable by the underwriters for a period of 30 days following the closing of the offering.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About VersaBank:
VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange under the symbol VB and its Series 1 Preferred Shares trade under the symbol VB.PR.A. VersaBank’s Common Shares trade on the Nasdaq Global Select Market under the symbol VBNK.

Special Note Regarding Forward-Looking Statements:
This press release contains statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of U.S. and Canadian securities laws, including without limitation, the anticipated use of proceeds. Forward-looking statements give the Bank’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business, including the Bank’s expectations regarding the transactions described in this press release and the anticipated use of proceeds therefrom, and can be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements may include words such as “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” “target,” “strategy,” “continue,” “may,” “will,” “should,” variations of such words, or other words and terms of similar meaning. All forward-looking statements reflect the Bank’s best judgment and are based on several factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control. Such factors include, but are not limited to: the strength of the Canadian economy in general and the strength of local economies within Canada in which VersaBank conducts operations; the impact of the COVID-19 pandemic; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada; changing global commodity prices; the effects of competition in the markets in which VersaBank operates; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected change in consumer spending and saving habits; and VersaBank’s anticipation of and success in managing the risks resulting from the foregoing. Forward-looking statements are based on information available to the Bank on the date hereof, and it does not have, and expressly disclaims, any obligation to publicly release any updates or any changes in its expectations, or any change in events, conditions, or circumstances on which any forward-looking statement is based. The Bank’s actual results and the timing of certain events could differ materially from the forward-looking statements. These forward-looking statements do not reflect the potential impact of any mergers, acquisitions, or other business combinations that had not been completed as of the date of this release.

For further information, please contact:
LodeRock Advisors
Lawrence Chamberlain
(416) 519-4196
lawrence.chamberlain@loderockadvisors.com